B.O.S. BETTER ON-LINE SOLUTIONS LTD.


BOS BOARD APPROVES TRANSACTION WITH CATALYST FOR THE PURCHASE OF SURF SHARES

                                                           FOR IMMEDIATE RELEASE

TERADYON, ISRAEL - January 12, 2003 - B.O.S. Better On-Line Solutions Ltd. ("BOS" or the "Company") (NASDAQ: BOSC, TASE: BOS) announced today that at the Company's Board of Directors' meeting held January 9, 2003, the Board approved the contemplated transaction with Catalyst Investments, L.P. ("Catalyst"), in relation to which a term sheet was signed in late November 2002, under which the Company shall purchase most of Catalyst's shares in Surf Communications Ltd. ("Surf"), and in exchange it will issue and allocate 19.9% of its current outstanding shares to Catalyst (as a result of which Catalyst will hold 16.6% of the outstanding BOS shares, after the issuance). BOS shall have an option to purchase the remaining Catalyst shares in Surf and until such purchase shall be granted voting rights in these Surf shares, in addition to being entitled to profits resulting from the sale of these shares to a third party. Since signing the term sheet the Company has conducted due diligence investigations, received reports regarding the valuation of Surf and of BOS, as well as a fairness opinion from Prof. Aharon Ofer, a professor at the Tel-Aviv University Graduate School of Business, according to which the transaction is fair to the BOS shareholders.

At the Board meeting it was also resolved to appoint two additional members to the Board, Messrs. Elon Littwitz and Yoav Navon:

MR. ELON LITTWITZ, 50, is currently self-employed in the field of telecommunications and enterprise networking entrepreneurship and consulting. From 2001 to 2002 he served as President and from 1999 to 2000 as CEO and Chairman of Trellis Photonics, a company that he founded that developed optical switching technology for the telecommunication market. From 1998 to 1999 he was self-employed and a consultant to startup companies. From 1993 to 1996 he served as Co-President of Ornet Data Communication, a company that he co-founded, that developed and marketed LAN switches. The company was sold in 1995 to Siemens. From 1989 to 1992 he served as Product Line Manager and Chief Engineer in the research and development department of Fibronics Inc. From 1984-1989 he served as research and development engineer and project manager for Fibronics Inc. From 1979-1984 he served as research and development engineer for Elbit Ltd. Mr. Littwitz holds Master of Science and Bachelors of Science degrees from the Technion-Israel Institute of Technology (the "Technion") and a Master in Business Administration degree from the Hebrew University.

YOAV NAVON, 51, is an independent consultant with management and Board of Directors' positions for several companies, for the past 12 years. Since 1993 he is the Vice Chairman of Tuffy Associates Corp., an Ohio, USA, based franchise company with 450 car-service centers in the U.S. Between 1998 and 2000 he served as the Chairman of the Board of John Bryce Systems & Training Ltd., Israel's leading group for IT Training, e-learning and ERP projects. Between 1996 and 1999 he served as Chairman of the Board of Tzabar Ltd. (traded on TASE) - Israel's largest internal tourism operator, and to-date he is still a board member. Between 1994 and 2001 he served as the COO & VP Business Development for ICTS International N.V. (Nasdaq: ICTS) - an Amsterdam, Holland, based public company - a world leading provider of Security & Passenger Handling services for airlines and airports, employing about 14,000 people and operating in more than 100 U.S. and European airports. Since 1999 to-date he is the Chairman of the Board of Techimage Ltd., a software development company, specializing in 3D Pattern Recognition and Facial Animation applications for the Security


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(Biometrics),  Entertainment and Mobile Telephony industries. Mr. Navon holds an engineering degree from the Tel-Aviv University.

Additionally, the Board resolved that at a special meeting of shareholders, to be held in mid-February, it would recommend to the shareholders to nominate Prof. Adi Raveh as an external director, due to the resignation letter sent earlier the same day by Mr. Benjamin Giloh, one of the Company's external directors. Mr. Giloh, who has been serving as an external director since April 2001, explained that his new senior position employment will prevent him from being able to devote the necessary time as a director of the Company.

PROF. ADI RAVEH, 55, is a professor and head of the B.A. Program at the School of Business Administration, Hebrew University, Jerusalem. Since 1998 he served as an external director at Clal Insurance Company Ltd. Since 2002 he served as the Chairman of the Board of Jerusalem Capital Markets Underwriting limited. He also serves as a director of Meitav - a Mutual Funds Management company (since
1995), and as a director of Peilim - a Portfolio Management company - part of Bank Hapoalim Group (since 1996). Since 1992 he is a director who represents the Hebrew University at Hi-Tech - a Technology Entrepreneurship located at Har-Hahotzvim, Jerusalem. Prof. Raveh also serves as a director of two start-up companies: A.D.M (Advanced Dialysis Methods Ltd.) and Virtouch Ltd. Between 1994-1999 he served as a director and a member of the executive committee of the Bank of Jerusalem, Ltd. Between 1996-1998 he served as a member of an ad-hoc committee of the Council of Higher Education. In 1999 he served as a member of the Budget Committee for Research at the Israel Science Foundation. Prof. Raveh holds a Ph.D. from the Hebrew University. He is the author of about 50 professional publications, was a visiting professor at Stanford University, Columbia University and Baruch College, N.Y., and has received a number of grants and honors.

It was further resolved that at the special meeting of shareholders, additional items on the agenda will include : approval of compensation and stock options to the Company's directors, and approval of indemnification letters for the Company's directors. Furthermore, at the request of shareholders of the Company, the agenda will include nomination of additional directors, and the review, discussion and consideration of the recently approved transaction with Catalyst.

ABOUT B.O.S.

B.O.S.' activities include the continuing business operations described below:

BOScom, a wholly owned subsidiary, develops, produces and markets value-enhancing communication and networking products for enterprises. The Company's IP Telephony division provides innovative, telephony solutions that leverage a corporation's existing equipment infrastructure. The Company's legacy division offers solutions for IBM mid-range-to-PC and LAN connectivity, and printing solutions that are operating system independent.

Surf Communication Solutions, an affiliated company, develops and supplies software-based access solutions that are integrated into manufacturers' original equipment in the telecommunications, data communications, telephony, and consumer electronics industries. Surf has some high-profile strategic investors which include: Intel, Motorola and Texas Instruments, and the Israeli venture funds Pitango, Giza, Sadot and Catalyst.




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For further information, please contact Mr. Noam Yellin, at Tel. +972-3-527-4949
nyellin@netvision.net.il.

BOS Websites: www.bosweb.com  and www.boscom.com.

THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION.